WHITTIER ENERGY

WHITTIER ENERGY CORPORATION

December 12, 2005

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC  20549-7010

Re:	Whittier Energy Corporation
Forms SB-2
Filed August 9, 2005
File Nos. 333-127321 and 333-127320
Form 10K-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10QSB for Fiscal Quarter Ended June 30, 2005
Filed August 15, 2005
File No. 0-30314

Dear Mr. Schwall:

We are writing this letter in response to verbal queries from Ms. Jill Davis at the Division of Corporate Finance at the United States Securities and Exchange Commission (“SEC”) regarding Whittier Energy Corporation’s (the “Company”) application of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) to certain securities previously issued by the Company, including common stock warrants, convertible debt, and convertible preferred stock. We understand and acknowledge that the Division of Enforcement has access to the disclosures contained in this letter and any other information we furnish to the staff of the Division of Corporation Finance in connection with either your review of our filings or our responses to your comments on our filings.

EITF 00-19 addresses the accounting treatment of free standing warrants and embedded conversion features of security instruments. Regarding the treatment of free standing warrants, EITF 00-19, paragraph 9 states that

“Contracts that require the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.”

Furthermore, the SEC states the following in “Current Accounting and Disclosure Issues in the Division of Corporation Finance - December 1, 2005”:

“Since warrants are freestanding instruments, the warrants should be analyzed to determine whether they meet the definition of a derivative under SFAS 133 (paragraphs 6-9), and if so, whether they meet the scope exception in paragraph 11 of SFAS 133. If the warrant does not meet the definition of a derivative under SFAS 133, it must be evaluated under paragraphs 12-32 of EITF 00-19 to determine whether the instrument should be accounted for as a liability or an equity instrument.”

333 Clay· Suite 1100 · Houston, Texas 77002 · (713) 850-1880 · Fax (713) 850-1879

The Company’s common stock warrants issued in June 2004 (the “Warrants”) are subject to the scope exception under paragraph 11 of SFAS 133, and are considered permanent equity instruments under EITF 00-19. This is based on the underlying facts and circumstances underlying the Warrants, including:

1.               The Warrants can only be settled through the issuance of the Company’s common stock at an exercise price of $7.50 per share or cancellation at the end of their three-year term;

2.               The Warrants do not have any provisions regarding the cash settlement or other form of redemption of the underlying shares by the Company;

3.               The Company has no existing obligation to deliver registered shares to the holders of the Warrants upon their exercise. While the holders have piggy-back registration rights, there are no outstanding penalties applicable to the Company in the event the underlying shares are not registered or effective registration is not maintained. The common stock and related Warrants issued as part of the Company’s June 2004 private placement are not currently part of an effective registration statement as of the date of this letter, and the Company has no financial obligation to issue registered shares upon the exercise of the Warrants;

4.               The Company had adequate authorized and unissued common stock to settle the exercise of the Company’s Warrants at the time of issuance and as of the date of this letter;

5.               There are a fixed number of shares of common stock underlying the Warrants;

6.               As part of its private placement of the Company’s common stock and the related Warrants, the Company agreed to register the underlying shares on or before December 31, 2004 or issue 25% in additional common stock and warrants to acquire the Company’s common stock at $7.50 per share as a non-cash penalty. The Company effected registration on a timely basis and the contingency to issue additional equity to the holders of the Warrants was removed.  Given the materiality of the RIMCO transaction, the Company later suspended the registration statement and has not yet filed a post-effective amendment;

7.               There were no required cash payments to the holders of the Warrants under any circumstances, including in the event the Company failed to make timely filings with the SEC; and

8.               The holders of the Warrants did not have rights ranking higher than the Company’s common stock holders.

Given the fact the Warrants meet all of the equity requirements under paragraphs 12-32 of EITF 00-19, the Company has accounted for its outstanding Warrants as permanent equity instruments.

Regarding the treatment of embedded conversion features under EITF 00-19, the SEC states the following in “Current Accounting and Disclosure Issues in the Division of Corporation Finance - December 1, 2005”:

“To determine classification, the conversion feature must be analyzed under EITF 00-19. The first step of the EITF 00-19 analysis for these features is to determine whether the host contract is a conventional convertible instrument (paragraph 4 of EITF 00-19 and EITF 05-2, The Meaning of “Conventional Convertible Debt Instrument” in EITF Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.) If the instrument is a conventional convertible instrument, the embedded conversion option would qualify for equity classification under EITF 00-19, qualify for the scope exception in SFAS 133 and not be bifurcated from the host instrument. In that case, the convertible instrument should be accounted for in accordance with APB 14; ASR 268 and EITF Topic D-98 should be considered for the classification and measurement of the instrument” (emphasis added)

Furthermore, paragraph 4 of EITF 00-19 states:

The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12-33 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares” (emphasis added).

The Company believes both its convertible preferred stock issued in June 2005 and its convertible note issued in June 2004 qualify as conventional convertible instruments under paragraph 4 of EITF 00-19 and EITF 05-2 and, therefore, qualify for equity classification under EITF 00-19 and the scope exception under paragraph 11 of SFAS 133. EITF 05-2 states that:

“the Task Force reached a consensus that convertible preferred stock with a mandatory redemption date may qualify for the exception included in paragraph 4 of Issue 00-19 if the economic characteristics indicate that the instrument is more akin to debt than equity. An entity should consider the guidance in subparagraph 61(l) of Statement 133 in assessing whether the instrument is more akin to debt or equity.”

Subparagraph 61(l) of SFAS 133 states:

“Convertible preferred stock. Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.” (emphasis added)

SFAS 133 clearly states that the determination of whether the instrument is more akin to debt rather than equity should be assessed based upon the terms of the instrument apart from its conversion feature. The Company’s underlying convertible note is clearly “more akin” to debt and was accounted for as debt in the Company’s financial statements in accordance with APB 14. The Company’s convertible preferred stock bears an 8% preferred dividend and is mandatorily redeemable in September 2008 if it is not converted prior to such date either at the option of the holders of the preferred stock or upon the Company’s listing on the Nasdaq National Market. While the Company expects the preferred stock to be converted into the Company’s common stock, the preferred stock, apart from its conversion feature, more clearly resembles debt than equity under the terms of SFAS 133 and therefore, under the definition of conventional convertible debt instrument under EITF 00-19 and EITF 05-2. Accordingly, the Company believes both instruments are conventional convertible instruments under EITF 00-19 and EITF 05-2 and their underlying conversion features are not required to be bifurcated and accounted for as embedded derivative instruments.

If you have any further comments or questions, please contact me at any time. My direct number is 713 850-1903.

Sincerely,

/s/ Michael B. Young

Michael B. Young
Chief Financial Officer